

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd, Suite 410
Denver, CO 80216

> **Re: SeaStar Medical Holding Corp**
> **Registration Statement on Form S-1**
> **Filed on April 11, 2023**
> **File No. 333-271215**

Dear Eric Schlorff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at (202) 551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Albert Lung